

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2012

<u>Via Email</u>
James Cassidy
President
Timberwood Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, California 90212

> **Re: Timberwood Acquisition Corporation**
> **Registration Statement on Form 10-12G**
> **Filed January 30, 2012**
> **Supplemental Response Received March 13, 2012**
> **File No. 000-54594**

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment one of our letter dated February 23, 2012. Please revise page 12 or where appropriate to reflect the explanation provided in your response, including the "unwritten understanding" between you and Tiber Creek.

2.   We note your response to comment two in our letter dated February 23, 2012. Your disclosure does not clearly reflect your supplemental explanation of Rule 144. Please revise to clarify. In particular, please highlight that the safe harbor under Rule 144 is unavailable and will continue to be unavailable unless and until at least one year after you cease to be a company with no or nominal operations pursuant to Securities Act Rule 144(i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director